SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For August 18, 2016

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Marine Harvest ASA

P.O. Box 4102 Sandviken
5835 Bergen, Norway
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXCEPT FOR REFERENCES TO "NET CASH FLOW PER SHARE" AND "NORWAY: OPERATIONAL EBIT/KG PER REGION," EXHIBITS 99.1 AND 99.3 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-201828) OF MARINE HARVEST ASA.

Exhibits

99.1	Second Quarter 2016 Report
99.2	Second Quarter 2016 Presentation
99.3	Second Quarter 2016 Press release
99.4	Unaudited Reconciliation of Certain Non-IFRS Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARINE HARVEST ASA (Registrant)

Date: August 18, 2016	By:	/s/ Ivan Vindheim
Ivan Vindheim
Chief Financial Officer